UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 169905-10-6	Page 2 of 5

1	Name of reporting person Stewart Bainum, Jr
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds 00
5	Check Box if disclosure of legal proceeding is required pursuant to Items 2(c) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7	Sole voting 3,867,014
	8	Shared voting power 7,800,056
	9	Sole dispositive power 3,867,014
	10	Shared dispositive power 7,800,056
11	Aggregate amount beneficially owned by each reporting person 11,667,070
12	Check Box if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.26%
14	Type of reporting person IN

13D

CUSIP No. 169905-10-6	Page 3 of 5

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc. (“The Company”)

(b)	Address of Issuer’s Principal Executive Offices:

1 Choice Circle, Suite 400

Rockville, MD 20850

(c)	Title and Class of Securities:

Common Stock

Item 2.	Identity and Background

(a)	Name:

Stewart Bainum, Jr. (“Mr. Bainum, Jr.” or the “Reporting Person”)

(b)	Business Address:

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

(c)	Present Principal Employment:

Chairman, Choice Hotels International

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

N/A

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 6 below is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction

The disclosure in Item 6 below is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

11,667,070 shares including 1,000,222 shares owned by the Stewart Bainum, Jr. Declaration of Trust of which Mr. Bainum, Jr. is the sole trustee and beneficiary. Also includes 1,417,056 shares owned by Leeds Creek Holdings, LLC whose only member is Mr. Bainum, Jr.’s trust; 978,482 shares owned by Mid Pines Associates Limited Partnership, in which Mr. Bainum, Jr.’s trust is managing general partner and has shared voting authority; 6,821,574 shares owned by Realty Investment Company, Inc., a private company in which Mr. Bainum, Jr.’s trust owns voting stock and has shared voting authority; 138,893 shares owned by the Foundation for Maryland’s Future, a private foundation whose principal sponsor is Mr. Bainum, Jr. and for which he has sole voting authority; 8,043 for trusts for Mr. Bainum Jr.’s children; and 10,885 shares, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of a Company retirement plan.

Also includes, 1,231,915 shares owned by the Stewart Bainum Declaration of Trust (“SBTrust”), a trust for the benefit of Mr. Bainum Jr’s late father, Stewart Bainum, for which Mr. Bainum, Jr has sole voting authority. As trustee of the SBTrust, Mr. Bainum, Jr. also has sole voting authority for 60,000 shares owned by Dinwiddie Enterprises, Inc., a private investment company whose sole owner is the SBTrust.

(b)	Number of shares as to which such person has:

(i) Sole Voting Power	3,867,014

(ii) Shared Voting Power	7,800,056

(iii) Sole Dispositive Power	3,867,014

(iv) Shared Dispositive Power	7,800,056

13D

CUSIP No. 169905-10-6	Page 4 of 5

(c)	A schedule of transactions effected in the last sixty days is as follows:

5/15/2015 The Foundation for Maryland’s Future made charitable grants using 1,750 shares of the Issuer.

5/12/2015 SBTrust (trust for the benefit of Mr. Bainum Jr’s father’s estate) sold 10,000 shares at $58.0661 per share

5/13/2015 SBTrust sold 8,500 shares at $57.7773 per share

5/14/2015 SBTrust sold 12,000 shares at $57.7839 per share

5/15/2015 SBTrust sold 10,000 shares at $57.6284 per share

5/18/2015 SBTrust sold 6,677 shares at $57.5114 per share

5/19/2015 SBTrust sold 2,530 shares at $57.5259 per share

5/20/2015 SBTrust sold 8,700 shares at $57.5463 per share

6/8/2015 Mr. Bainum Jr.’s retirement plan of the issuer sold 447 shares at $56.42 per share

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously reported, on June 29, 2006, the Reporting Person entered into a Revolving Credit Loan Agreement (“Loan Agreement”) with Wachovia Bank, NA (“Wachovia” or “Lender”) for up to $50 million. In connection with the Loan Agreement, the Reporting Person pledged to deliver as security such value of shares of the Issuer as shall equal 50% of the value of the loan amount outstanding at any time. The Loan Agreement contains default and similar provisions that are standard for such agreements. The Lender may not exercise voting or dispositive powers over the pledged shares prior to an event of default under the Loan Agreement. Subsequent modifications to the Loan Agreement reflected the assumption of the Loan Agreement by Wells Fargo Bank, NA, successor by merger to Wachovia; various extensions of the maturity dates through December 1, 2014; and a reduction in the total amount available under the Loan Agreement to $5 million. On June 11, 2015, the Reporting Person renewed the Loan Agreement through May 31, 2016. There is no balance currently outstanding under the Loan Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Stock Pledge Agreement (filed as Exhibit 1 to Amendment No. 1 to Schedule 13D filed by the Reporting Person on July 10, 2006, and incorporated herein by reference)

Exhibit 2 – Eighth Loan Modification Agreement dated June 11, 2015

13D

CUSIP No. 169905-10-6	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2015

/s/ Stewart Bainum, Jr
Stewart Bainum, Jr.

BY:	/s/ Christine A. Shreve
Christine A. Shreve, Attorney-in-fact